

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Via U.S. Mail and Facsimile to (518) 943-4431

Michelle Plummer
Chief Financial Officer
Greene County Bancorp
302 Main Street
Catskill, NY 12414

> **Re:** **Greene County Bancorp**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 27, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2010**
> **Filed February 14, 2011**
> **File No. 0-25165**

Dear Ms. Plummer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-Q

Management's Discussion and Analysis

Analysis of Nonaccrual Loans and Nonperforming Assets

1. You disclose total nonaccrual loans of $5,961,000 and total impaired loans of $951,000 at December 31, 2010. Please tell us in detail and revise future filings to reconcile and to

clearly explain the relationship between these amounts. Specifically discuss why you do not believe most of the nonaccrual loans are also impaired. Also, explain how the nonaccrual loans are considered in your allowance for loan loss methodology.

2. We note that the balance of your nonperforming assets and impaired loans, respectively, increased approximately 57% and 348% between the fiscal year ended June 30, 2010 and the six-month fiscal period ended December 31, 2010. Please tell us and revise future filings to more thoroughly address the specific reason(s) for fluctuations in your nonperforming assets and impaired loans balances from period to period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3572 if you have questions regarding our comments.

Sincerely,

Brittany Ebbertt
Staff Accountant